UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 01, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 August 2022
Exhibit No. 2	Total Voting Rights dated 01 August 2022
Exhibit No. 3	Transaction in Own Shares dated 02 August 2022
Exhibit No. 4	Transaction in Own Shares dated 03 August 2022
Exhibit No. 5	Director/PDMR Shareholding dated 03 August 2022
Exhibit No. 6	Transaction in Own Shares dated 04 August 2022
Exhibit No. 7	Transaction in Own Shares dated 05 August 2022
Exhibit No. 8	Transaction in Own Shares dated 08 August 2022
Exhibit No. 9	Transaction in Own Shares dated 09 August 2022
Exhibit No. 10	Transaction in Own Shares dated 10 August 2022
Exhibit No. 11	Publication of Prospectus Supplement dated 10 August 2022
Exhibit No. 12	Transaction in Own Shares dated 11 August 2022
Exhibit No. 13	Transaction in Own Shares dated 12 August 2022
Exhibit No. 14	Transaction in Own Shares dated 15 August 2022
Exhibit No. 15	Transaction in Own Shares dated 16 August 2022
Exhibit No. 16	Transaction in Own Shares dated 17 August 2022
Exhibit No. 17	Transaction in Own Shares dated 18 August 2022
Exhibit No. 18	Transaction in Own Shares dated 19 August 2022
Exhibit No. 19	Transaction in Own Shares dated 22 August 2022
Exhibit No. 20	Transaction in Own Shares dated 23 August 2022
Exhibit No. 21	Transaction in Own Shares dated 24 August 2022
Exhibit No. 22	Transaction in Own Shares dated 25 August 2022
Exhibit No. 23	Transaction in Own Shares dated 26 August 2022
Exhibit No. 24	Transaction in Own Shares dated 30 August 2022
Exhibit No. 25 Exhibit No. 26	Transaction in Own Shares dated 31 August 2022 Proposed placing of ordinary shares in Absa Group dated 31 August 2022

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 01, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	29 July 2022
Number of ordinary shares purchased:	10,501,000
Highest price paid per share:	157.9400p
Lowest price paid per share:	153.1200p
Volume weighted average price paid per share:	156.0042p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,288,742,228 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,288,742,228) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/3324U_1-2022-7-29.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 488,223,923 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.3301p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 2

1 August 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 July 2022, Barclays PLC's issued share capital consists of 16,288,742,228 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 16,288,742,228 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 3

2 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	1 August 2022
Number of ordinary shares purchased:	12,014,000
Highest price paid per share:	162.0400p
Lowest price paid per share:	158.4400p
Volume weighted average price paid per share:	160.1877p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,276,746,947 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,276,746,947) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5266U_1-2022-8-1.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 500,237,923 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.3747p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 4

3 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	2 August 2022
Number of ordinary shares purchased:	12,014,000
Highest price paid per share:	161.5000p
Lowest price paid per share:	158.6800p
Volume weighted average price paid per share:	160.5168p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,264,805,561 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,264,805,561) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6831U_1-2022-8-2.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 512,251,923 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.4249p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 5

Barclays PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The following notifications under article 19.1 of the Market Abuse Regulation ('MAR') relate to transactions made on behalf of the Chairman and Non-Executive Directors in Barclays PLC shares.

This announcement is made in accordance with article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Ashley
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	6,349
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Robert Berry
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	4,786
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Breedon
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	6,668
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mohamed El-Erian
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	5,369
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Fitzpatrick
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	5,492
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Francis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	6,102
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crawford Gillies
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	5,721
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Senior Independent Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	18,761
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	16,286
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane Schueneman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	8,770
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julia Wilson
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.554	4,274
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-07-29
f)	Place of the transaction	London Stock Exchange

For further information, please contact:

Investor Relations Media Relations
Chris Manner Jon Tracey
+44 (0) 20 7773 2136 +44 (0) 20 7116 4755

Exhibit No. 6

4 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	3 August 2022
Number of ordinary shares purchased:	12,014,000
Highest price paid per share:	163.6800p
Lowest price paid per share:	158.9000p
Volume weighted average price paid per share:	162.2488p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,252,899,485 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,252,899,485) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/8437U_1-2022-8-3.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 524,265,923 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.5126p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 7

5 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	4 August 2022
Number of ordinary shares purchased:	12,014,000
Highest price paid per share:	165.5400p
Lowest price paid per share:	161.4400p
Volume weighted average price paid per share:	163.1881p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,240,937,933 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,240,937,933) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/0042V_1-2022-8-4.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 536,279,923 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.6173p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 8

8 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	5 August 2022
Number of ordinary shares purchased:	11,998,888
Highest price paid per share:	165.4200p
Lowest price paid per share:	161.2000p
Volume weighted average price paid per share:	163.5065p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,228,975,578 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,228,975,578) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/1600V_1-2022-8-5.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 548,278,811 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.7243p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 9

9 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	8 August 2022
Number of ordinary shares purchased:	12,232,000
Highest price paid per share:	166.9200p
Lowest price paid per share:	164.7400p
Volume weighted average price paid per share:	166.0444p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,218,510,769 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,218,510,769) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/3185V_1-2022-8-8.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 560,510,811 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.8841p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 10

10 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	9 August 2022
Number of ordinary shares purchased:	12,232,000
Highest price paid per share:	167.6200p
Lowest price paid per share:	164.8000p
Volume weighted average price paid per share:	166.8187p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,206,288,496 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,206,288,496) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/4701V_1-2022-8-9.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 572,742,811 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 159.0535p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 11

Publication of Prospectus Supplement

The following prospectus supplement (the "Prospectus Supplement") is available for viewing:

Prospectus Supplement dated 1 August 2022 in connection with the issue of $2,000,000,000 8.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (the "Securities") incorporating the Prospectus dated 1 March 2021 relating to the Securities (the "Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the Prospectus Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6064V_1-2022-8-10.pdf

A copy of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Prospectus Supplement referred to above must be read in conjunction with the Base Prospectus.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

Please note that the information contained in the Prospectus Supplement and the Base Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus Supplement and the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus Supplement and/or the Base Prospectus is not addressed. Prior to relying on the information contained in the Prospectus Supplement and/or the Base Prospectus you must ascertain from the Prospectus Supplement and the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Securities issued or to be issued pursuant to the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy versions available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 12

11 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	10 August 2022
Number of ordinary shares purchased:	12,182,110
Highest price paid per share:	169.8400p
Lowest price paid per share:	165.7800p
Volume weighted average price paid per share:	168.4290p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,194,152,609 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,194,152,609) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/6292V_1-2022-8-10.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 584,924,921 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 159.2488p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 13

12 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	11 August 2022
Number of ordinary shares purchased:	12,232,000
Highest price paid per share:	170.1200p
Lowest price paid per share:	167.5000p
Volume weighted average price paid per share:	168.8805p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,181,985,904 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,181,985,904) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/7779V_1-2022-8-11.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 597,156,921 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 159.4461p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 14

15 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	12 August 2022
Number of ordinary shares purchased:	12,222,247
Highest price paid per share:	172.9000p
Lowest price paid per share:	169.5200p
Volume weighted average price paid per share:	172.0168p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,169,782,162 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,169,782,162) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9317V_1-2022-8-12.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 609,379,168 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 159.6982p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 15

16 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	15 August 2022
Number of ordinary shares purchased:	12,755,960
Highest price paid per share:	172.1800p
Lowest price paid per share:	170.7200p
Volume weighted average price paid per share:	171.5644p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,157,064,895 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,157,064,895) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/0840W_1-2022-8-15.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 622,135,128 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 159.9415p per ordinary share.

- ENDS -

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Chris Manners	Jon Tracey
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Exhibit No. 16

17 August 2022

Barclays PLC

Transaction in own shares, completion of FY 2021 buy-back and commencement of HY 2022 buy-back

Completion of FY 2021 buy-back

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022:

Date of purchase:	16 August 2022
Number of ordinary shares purchased:	2,884,756
Highest price paid per share:	172.1400p
Lowest price paid per share:	170.3400p
Volume weighted average price paid per share:	171.5124p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,154,234,680 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,154,234,680) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2371W_1-2022-8-16.pdf

The Company announces that, following the purchase of these ordinary shares, the share buy-back programme announced on 24 May 2022 has completed. Since the commencement of such buy-back, the Company has repurchased for cancellation 625,019,884 ordinary shares at a volume weighted average price of 159.9949p per ordinary share for a total consideration of approximately £1,000 million.

Commencement of HY 2022 buy-back

The Company announces that, further to the completion of the share buy-back programme announced on 24 May 2022, the share buy-back programme announced on 29 July 2022 to purchase ordinary shares for up to a maximum consideration of £500m will commence on 17 August 2022. The maximum number of ordinary shares which may be purchased under such buy-back is 1,051,142,076.

- ENDS -

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Chris Manners	Jon Tracey
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Exhibit No. 17

18 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	17 August 2022
Number of ordinary shares purchased:	1,367,468
Highest price paid per share:	173.3000p
Lowest price paid per share:	168.5800p
Volume weighted average price paid per share:	169.8722p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,152,896,131 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,152,896,131) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3921W_1-2022-8-17.pdf

- ENDS -

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Investor Relations                           Media Relations

Chris Manners                                Jon Tracey

+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 18

19 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	18 August 2022
Number of ordinary shares purchased:	1,038,757
Highest price paid per share:	169.4200p
Lowest price paid per share:	167.5600p
Volume weighted average price paid per share:	168.4095p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of  16,151,874,031 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,151,874,031) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5354W_1-2022-8-18.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 2,406,225 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 169.2408p per ordinary share.

- ENDS -

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Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey

+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 19

22 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	19 August 2022
Number of ordinary shares purchased:	11,898,000
Highest price paid per share:	169.1800p
Lowest price paid per share:	164.9600p
Volume weighted average price paid per share:	167.3074p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,139,998,649 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,139,998,649) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6806W_1-2022-8-19.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 14,304,225 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 167.6326p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                  Jon Tracey

+44 (0) 20 7773 2136                      +44 (0) 20 7116 4755

Exhibit No. 20

23 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	22 August 2022
Number of ordinary shares purchased:	12,000,000
Highest price paid per share:	164.1400p
Lowest price paid per share:	161.8000p
Volume weighted average price paid per share:	162.5902p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,128,019,037 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,128,019,037) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8327W_1-2022-8-22.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 26,304,225 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 165.3323p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                  Jon Tracey

+44 (0) 20 7773 2136                      +44 (0) 20 7116 4755

Exhibit No. 21

24 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	23 August 2022
Number of ordinary shares purchased:	11,751,263
Highest price paid per share:	165.1400p
Lowest price paid per share:	162.3600p
Volume weighted average price paid per share:	164.3244p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,116,305,522 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,116,305,522) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9841W_1-2022-8-23.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 38,055,488 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 165.0210p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey

+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 22

25 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	24 August 2022
Number of ordinary shares purchased:	11,500,000
Highest price paid per share:	163.9400p
Lowest price paid per share:	160.7200p
Volume weighted average price paid per share:	161.9551p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,104,834,925 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,104,834,925) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1378X_1-2022-8-24.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 49,555,488 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.3096p per ordinary share.

- ENDS -

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Investor Relations                           Media Relations

Chris Manners                                   Jon Tracey

+44 (0) 20 7773 2136                       +44 (0) 20 7116 4755

Exhibit No. 23

26 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	25 August 2022
Number of ordinary shares purchased:	10,000,000
Highest price paid per share:	165.0800p
Lowest price paid per share:	163.0800p
Volume weighted average price paid per share:	164.2390p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,094,844,256 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,094,844,256) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2882X_1-2022-8-25.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 59,555,488 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.2977p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey

+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 24

30 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	26 August 2022
Number of ordinary shares purchased:	10,470,223
Highest price paid per share:	166.6400p
Lowest price paid per share:	162.3000p
Volume weighted average price paid per share:	164.8229p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,084,413,194 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,084,413,194) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4430X_1-2022-8-26.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 70,025,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.3762p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                   Jon Tracey

+44 (0) 20 7773 2136                       +44 (0) 20 7116 4755

Exhibit No. 25

31 August 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	30 August 2022
Number of ordinary shares purchased:	9,700,000
Highest price paid per share:	168.0200p
Lowest price paid per share:	163.0600p
Volume weighted average price paid per share:	166.2545p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,074,746,311 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,074,746,311) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6619X_1-2022-8-30.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 79,725,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.6048p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                   Jon Tracey

+44 (0) 20 7773 2136                       +44 (0) 20 7116 4755

Exhibit No. 26

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

31 August 2022

PROPOSED PLACING OF APPROXIMATELY 63 MILLION ORDINARY SHARES IN ABSA GROUP LIMITED ("ABSA")

Barclays today announces its intention to sell, via its wholly owned subsidiary, Barclays Principal Investments Limited, its remaining shareholding of approximately 63 million ordinary shares (the "Placing Shares") in Absa (the "Placing"), representing approximately 7.4% of Absa's issued share capital. The Placing Shares are being offered to institutional investors by way of an accelerated bookbuild placing, which is open with immediate effect.

Barclays Bank PLC, acting through its investment bank ("Barclays Investment Bank") is acting as global co-ordinator and bookrunner (the "Global Co-ordinator"). Citigroup Global Markets Limited ("Citigroup"), Absa Bank Limited, acting through its Corporate and Investment Banking division ("Absa Bank"), Morgan Stanley & Co. International plc ("Morgan Stanley"), Mediobanca - Banca di Credito Finanziario S.p.A. ("Mediobanca") and Société Générale ("Société Générale") are acting as Co-Bookrunners (together with the Global Co-ordinator, the "Banks").

The final number of Placing Shares to be placed and the price per Placing Share will be agreed by Barclays and the Banks at the close of the bookbuild process, and the results of the Placing will be announced as soon as practicable thereafter.

Enquiries:

Barclays Investor Relations:
Chris Manners +44 (0)20 7773 2136

Barclays Media Relations:
Jon Tracey +44 (0)20 7116 4755

Barclays Investment Bank (Global Co-ordinator and Bookrunner):
Ben Newmark +44 (0)20 7773 8300
Nikita Turkin +44 (0)20 3134 8747

IMPORTANT NOTICE

IN THIS ANNOUNCEMENT REFERENCES TO "BARCLAYS" ARE TO BARCLAYS PRINCIPAL INVESTMENTS LIMITED IN ITS CAPACITY AS SELLER OF THE PLACING SHARES AND TO BARCLAYS PLC.

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"). ANY SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, AUSTRALIA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, CANADIAN, AUSTRALIAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT: (A) PERSONS IN MEMBER STATES OF THE EEA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(E) OF PROSPECTUS REGULATION (REGULATION (EU) 2017/1129) (THE "EU PROSPECTUS REGULATION"); AND (B) IN THE UNITED KINGDOM, PERSONS WHO ARE (I) "INVESTMENT PROFESSIONALS" SPECIFIED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") AND/OR (II) FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER (AND ONLY WHERE THE CONDITIONS CONTAINED IN THOSE ARTICLES HAVE BEEN, OR WILL AT THE RELEVANT TIME BE, SATISFIED) AND WHO ARE ALSO QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2 OF THE PROSPECTUS REGULATION AS IT FORMS PART OF RETAINED EU LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE "UK PROSPECTUS REGULATION").

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE FOR SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY BARCLAYS OR ANY OF THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY BARCLAYS AND THE BANKS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE EU PROSPECTUS REGULATION (EACH A "RELEVANT MEMBER STATE") AND THE UNITED KINGDOM, NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE PLACING SHARES REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE OR IN THE UNITED KINGDOM. AS A CONSEQUENCE, THE PLACING SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE EU PROSPECTUS REGULATION, AND, WITH RESPECT TO THE UNITED KINGDOM, PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION, EACH AS AMENDED FROM TIME TO TIME. NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE PLACING. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE PLACING MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF BARCLAYS OR THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES.

EACH OF THE GLOBAL CO-ORDINATOR, CITIGROUP AND MORGAN STANLEY IS AUTHORISED BY THE PRUDENTIAL REGULATION AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATION AUTHORITY, AND ABSA BANK IS REGULATED BY THE FINANCIAL SECTOR CONDUCT AUTHORITY AND THE SOUTH AFRICAN RESERVE BANK, AND SOCIÉTÉ GÉNÉRALE IS A FRENCH CREDIT INSTITUTION (BANK), AUTHORISED AND SUPERVISED BY THE EUROPEAN CENTRAL BANK (ECB) AND THE AUTORITÉ DE CONTRÔLE PRUDENTIEL ET DE RÉSOLUTION (ACPR) (THE FRENCH PRUDENTIAL CONTROL AND RESOLUTION AUTHORITY) AND REGULATED BY THE AUTORITÉ DES MARCHÉS FINANCIERS (THE FRENCH FINANCIAL MARKETS REGULATOR) (AMF), AND MEDIOBANCA IS REGULATED BY THE BANK OF ITALY AND CONSOB. EACH OF THE BANKS IS ACTING FOR BARCLAYS ONLY IN CONNECTION WITH THE PLACING AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN BARCLAYS FOR PROVIDING THE PROTECTIONS OFFERED TO THEIR RESPECTIVE CLIENTS, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

THIS ANNOUNCEMENT HAS BEEN ISSUED ON BEHALF OF AND IS THE SOLE RESPONSIBILITY OF BARCLAYS. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES (EXCLUDING BARCLAYS) AS TO, OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY STATEMENT MADE IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN, AND ANY LIABILITY (WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE) IS THEREFORE EXPRESSLY DISCLAIMED.